SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Bell Canada - Corporate Secretary’s Office

Administrative Resolution

BELL CANADA

(Administrative Resolution adopted by the Board of Directors of
Bell Canada on May 27, 2003, as
amended on February 4, 2004 and March 10, 2004)

ADMINISTRATIVE RESOLUTION

Section 1 — SEAL — The seal which is in the form shown immediately below be and is hereby adopted as the corporate seal of the Corporation.

Section 2 — OFFICERS — The officers of the Corporation and their respective titles, powers and duties shall be as follows:

Section 2.01 — ENUMERATION OF OFFICERS — The officers of the Corporation shall be the Chairman of the Board, the President, the Chief Financial Officer, the Vice-Presidents (except any Vice-President who is appointed by the President), the Corporate Secretary, the Treasurer and any other person designated an officer by a resolution of the directors. The same person may hold more than one office. Except for those who have to be elected, as provided in Section 2.02 of this Administrative Resolution, all officers of the Corporation shall hold office until their successors are appointed subject always to resignation or to removal as provided in Section 2.07 of this Administrative Resolution. Section

2.02 — CHAIRMAN OF THE BOARD AND PRESIDENT — The directors shall from time to time elect from among themselves a Chairman of the Board who may but need not be the President and may from time to time elect from among themselves a Deputy Chairman of the Board. Section

2.03 — POWERS AND DUTIES — The Chairman of the Board and the President shall have the powers and duties conferred upon each of them respectively by the by-laws of the Corporation and such other powers and duties as the directors may from time to time determine. Except where otherwise provided, during the absence or inability to act of the Chairman of the Board, his duties shall be performed and his powers shall be exercised by the President, or in the absence or inability to act of the latter by any other officer who is a director or in the absence or inability to act of any such other officer by such other person or persons as the directors may at any time and from time to time for that purpose appoint. Any such appointment may be general in scope or may be limited to the duties and powers therein mentioned.

Except where otherwise provided, during the absence or inability to act of the President, his duties shall be performed and his powers shall be exercised by any other officer who is a director, or in the absence or inability to act of any such other officer, by such other person or persons as the directors may at any time and from time to time for that purpose appoint. Any such appointment may be general in scope or may be limited to the duties and powers therein mentioned.

Section 2.04 — VICE-CHAIRMEN, EXECUTIVE VICE-PRESIDENT, GROUP VICE-PRESIDENTS AND VICE-PRESIDENTS — The directors may from time to time appoint one or more Vice-Chairmen, one or more Executive Vice-Presidents, one or more Presidents whose title shall be coupled with a designation of a business division or group of the Corporation, a Chief Corporate Officer, one or more Group Vice-Presidents or one or more Vice-Presidents any one or more of whom may have the title of Group Vice-President or Vice-President coupled with a functional or other designation, all or any of whom may but need not be members of the Board of Directors, and whenever the words “the Vice- President” or “a Vice-President” appear in any of the by-laws or Administrative Resolution of the Corporation, they shall have reference to and mean a Vice-Chairman, an Executive Vice-President, a President of a business division or group, the Chief Corporate Officer, a Group Vice-President, or a Vice- President appointed as aforesaid.

Such Vice-Presidents shall perform such duties as shall from time to time be prescribed by the by-laws of the Corporation, by the directors or by the Chairman of the Board.

Section 2.05 — CORPORATE SECRETARY AND ASSISTANT CORPORATE SECRETARIES — The directors shall from time to time as may be required appoint a Corporate Secretary whose duty it shall be to attend meetings of the shareholders and of directors, to keep minutes of their proceedings and to make a proper record thereof in a book or books to be kept for that purpose. He shall attend to the giving and service of all notices required to be given by the Corporation. He shall keep and have charge of all books, registers, reports, certificates and other documents required by law to be kept or filed by the Corporation, responsibility for which has not been assigned to another officer or other officers by the directors or the Chairman of the Board. He shall sign such contracts and other documents as require his signature, and shall perform such other duties as appertain to his office and shall from time to time be prescribed by the by-laws or by the directors or by the Chairman of the Board. With the approval of the Chairman of the Board, the Corporate Secretary may appoint one or more Assistant Corporate Secretaries to perform such of the Corporate Secretary’s duties as may be definitely assigned, or, in the absence or inability to act of the Corporate Secretary, all or any of the duties of the Corporate Secretary.

Section 2.06 — TREASURER AND ASSISTANT TREASURERS — The directors shall from time to time as may be required appoint a Treasurer who shall receive and have charge of all the funds, negotiable bonds and securities of the Corporation, and shall also deposit the funds to the credit of the Corporation only in such financial institutions as the directors shall direct, and shall disburse the same under such regulations as the directors may from time to time adopt, in each case, to the extent that these responsibilities have not been assigned to another officer or other officers of the Corporation by the directors or the Chairman of the Board. He shall also keep complete and proper books of account and record covering all receipts and disbursements of cash and securities in his custody, which books shall be open at all times for inspection of the Chairman of the Board or any director and for authorized audit. He shall also keep a record or records wherein shall be kept recorded the particulars required by law concerning the holders of shares and other securities of the Corporation. He shall make such reports and perform such other duties as the directors or the Chairman of the Board may require. With the approval of the Chairman of the Board, he may appoint one or more Assistant Treasurers to perform such of the Treasurer’s duties as may be definitely assigned, or, in the absence or inability to act of the Treasurer, all or any of the duties of the Treasurer.

Section 2.07 — REMOVAL — The directors, by an affirmative vote of the majority of the Board, may remove any or all of the officers and may elect or appoint others in their place or places.

Section 3 — SHARE CERTIFICATES — Subject to law, certificates for shares of the Corporation shall be issued in accordance with the following rules and procedures:

(a) The certificates shall be in such form or forms as the directors may from time to time approve;

(b) The certificates shall be signed by the Chairman of the Board, the President or a Vice-President, and by the Treasurer or other person appointed by the directors to sign for the Treasurer;

(c) Certificates shall also be countersigned by a Transfer Clerk or by the Transfer Agent and registered by the Registrar;

(d) The signature of such officers, and of the Transfer Clerk, Transfer Agent, or Registrar may be mechanically reproduced in facsimile on certificates, and when so reproduced shall be valid and binding upon the Corporation notwithstanding that the persons whose signatures are so reproduced may not hold office at the time the certificates are issued; and

(e) It shall not be necessary to affix the corporate seal of the Corporation to any share certificate.

Section 4 — EXECUTION OF DOCUMENTS — Documents of the Corporation shall be executed as hereinafter provided, unless otherwise authorized by the Directors:

(a) All promissory notes, bonds, debentures or securities issued by the Corporation shall be signed by the Chairman of the Board, the President or a Vice- President or by a director, and by the Corporate Secretary or the Treasurer or an Assistant Corporate Secretary or an Assistant Treasurer. Interest coupons appertaining to such bonds or debentures shall be signed by the Treasurer or an Assistant Treasurer. If authorized by resolution of the directors, the signature of the Chairman of the Board, the President or of a Vice-President and of the Corporate Secretary or an Assistant Corporate Secretary on any bonds, debentures or securities issued by the Corporation and the signature of the Treasurer or an Assistant Treasurer on any coupons appertaining thereto may be mechanically reproduced in facsimile. Such signatures shall for all purposes be deemed to be the signatures of the officers aforesaid and any bonds, debentures, securities or coupons so signed and issued shall be binding upon the Corporation notwithstanding that any person whose signature may have been so mechanically reproduced does not hold such office, or any other office in the Corporation, at the date when such bond, debenture, security or coupon is issued or presented for payment;

(b) All transfers or assignments of shares of stocks, bonds or other securities held by the Corporation shall be signed by the Chairman of the Board, the President or a Vice-President or by a director, and by the Corporate Secretary or the Treasurer or an Assistant Corporate Secretary or an Assistant Treasurer;

(c) All cheques or similar instruments drawn on the funds of the Corporation shall be signed by the Treasurer or by an Assistant Treasurer or by such officer or officers or person or persons as the directors shall by resolution appoint or authorize to be appointed in such manner as they shall provide in such resolution. If and to the extent authorized by resolution of the directors, the signature of the Treasurer, an Assistant Treasurer or any signatory designated in writing by the

Treasurer may be mechanically reproduced in facsimile on such cheques or similar instruments, such signatures shall for all purposes be deemed to be his signature and such cheques or similar instruments shall be valid and binding on the Corporation notwithstanding that the person whose signature may have been so mechanically reproduced is not the Treasurer, an Assistant Treasurer or a designated signatory at the date when any such cheque or similar instrument is issued or presented for payment; and, the Chairman of the Board, the President and the Treasurer are, and each of them is, hereby authorized to enter into such agreements with the Corporation’s financial institutions as may be necessary to give effect to the foregoing;

(d) All cheques or similar instruments payable to the order of the Corporation shall be endorsed “for deposit only” and deposited to the credit of the Corporation in the financial institution or financial institutions designated by the directors, such endorsement to be made by or under the authority of the Chairman of the Board, the President, a Vice-President, the Treasurer or an Assistant Treasurer;

(e) All other documents requiring the signature of the Corporation, including without limitation undertakings, conveyances, deeds of sale, bills of sale, contracts, statutory declarations and discharges, shall be signed by the Chairman of the Board, the President or a Vice-President or a director, and by the Corporate Secretary or an Assistant Corporate Secretary. The directors shall have power from time to time by resolution to appoint any officer or officers or any person or persons to sign on behalf of the Corporation such documents generally, or specific documents, or classes of documents; and

(f) The seal of the Corporation may, when required, by or at the direction of the Corporate Secretary or an Assistant Corporate Secretary, be affixed to any of the documents referred to in Sections 4 and 5.

Section 5 — SHARES AND SECURITIES IN OTHER BODIES CORPORATE —

(a) All shares or other securities held from time to time by the Corporation and carrying voting rights in any other body corporate may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities, as the case may be, of such other body corporate by or under the authority of the Chairman of the Board, the President or any other officer who is also a director or as the directors may from time to time authorize;

b) The duly authorized signing officers of the Corporation referred to in Section 4(e) may from time to time for such purpose execute and deliver for and on behalf of the Corporation such proxies and/or other evidence of the right of such designated person or persons to vote as may be required, and such document or documents so executed shall be conclusive evidence of such appointment; and

(c) The duly authorized signing officers of the Corporation referred to in Section 4(e) may from time to time execute resolutions in writing on behalf of the Corporation in respect of shares held by the Corporation in any other body corporate.

Section 6 — FINANCIAL YEAR — The financial year of the Corporation shall be the calendar year.

Section 7 — COMMITTEES OF DIRECTORS – Until such time as otherwise determined by the Directors, the Committees of Directors shall be the following: Audit, Corporate Governance, Management Resources and Compensation and Pension Fund. Their duties and responsibilities shall be set forth in their respective Charter to be approved separately, and amended and/or replaced from time to time, by the Directors, upon the recommendation of the Corporate Governance Committee.

Section 8 — INDEMNIFICATION OF DIRECTORS AND OFFICERS — Subject to the limitations contained in the Canada Business Corporations Act (“CBCA”) but without limit to the right of the Corporation to indemnify any person under the CBCA or otherwise, the Corporation shall indemnify a Director or Officer, a former Director or Officer, or another individual who acts or acted at the Corporation’s request as a director or officer or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if:

(a) such individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that such individual’s conduct was lawful. The Corporation shall advance moneys to the Director, Officer or other individual for the costs, charges and expenses of a proceeding referred to herein providing that the individual shall repay the moneys if the individual does not fulfill the conditions of subsection 124(3) of the CBCA.

Bell Canada
Corporate Secretary's Office - March 23, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: March 11, 2005